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                             MATERIAL CHANGE REPORT

1.    Name and Address of Company

      Stantec Inc. ("Stantec")
      10160 - 112th Street
      Edmonton, Alberta, Canada
      T5K 2L6

2.    Date of Material Change

      May 28, 2004

3.    News Release

      Stantec issued a news release via CCN Matthews newswire, the text of which is attached hereto as Schedule "A", on May 28, 2004.

4.    Summary of Material Change

      Stantec has received approval from the Toronto Stock Exchange ("TSX") to cancel Stantec's current normal course issuer bid, which was to have expired on September 8, 2004, effective on May 31, 2004, and to commence a new normal course issuer bid on June 1, 2004, to enable it to purchase for cancellation, from time to time, certain of its common shares ("Common Shares") through the facilities of the TSX.

5.    Full Description of Material Change

      On May 6, 2004, the directors of Stantec, in order to allow for director approval of renewal of the normal course issuer bid in accordance with the schedule of board of directors meetings and to provide sufficient time for the annual renewal of the issuer bid, passed a resolution authorizing Stantec to cancel the current normal course issuer bid, which was to have expired on September 8, 2004, and approving a new normal course issuer bid, pursuant to which Stantec may purchase, from time to time over a twelve- month period commencing June 1, 2004, its Common Shares through the facilities of the TSX. The resolution also approved a draft Notice of Intention to Make a Normal Course Issuer Bid and authorized any officer of the Corporation to execute and send such Notice of Intention with such amendments or variations thereto as such officer may approve. Attached as Schedule "B" is a copy of the Notice of Intention filed with the TSX.

      The directors of the Corporation, in passing the above resolution, concluded that the purchase for cancellation by the Corporation of certain of its outstanding Common Shares represents an attractive investment and an appropriate and desirable use of the Corporation's available funds and that purchases from time to time of Common Shares may be desirable to offset the dilution that is expected to occur as a result of stock options and with issuance of shares in connection with Stantec's acquisition program.

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      Due to the early termination of the current normal course issuer bid and
      TSX requirements, for the period from June 1, 2004 to September 8, 2004, in addition to the restrictions in relation to the new normal course issuer bid, Stantec will be subject to the restrictions relating to the current bid.

      It is not anticipated that the contemplated purchases by the Corporation will have any major impact on the Corporation or its subsidiaries other than the beneficial effects resulting from the opportunities set out above. One consequence of any issuer bid is that, upon any purchase of shares by the Corporation, continuing shareholders will, in the absence of offsetting share issuances, have shares which represent an increased proportion of outstanding shares.

6.    Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

      Not applicable

7.    Omitted Information

      None

8.    Executive Officer

      The name and business telephone number of an executive officer of Stantec who is knowledgeable about this material change and this report and who may be contacted in connection with this report is:

      Jeffrey S. Lloyd
      Vice President & Secretary
      Stantec Inc.
      10160 - 112th Street
      Edmonton, Alberta
      T5K 2L6

      Telephone: (780) 917 7016

9.    Date of Report

      June 4, 2004.

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                                  Schedule "A"

[LOGO STANTEC]                                                     NEWS RELEASE

FOR IMMEDIATE RELEASE

STANTEC ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

EDMONTON AB (May 28, 2004) TSX:STN

Stantec Inc. announced today that a Notice of Intention to commence a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange, pursuant to which Stantec may purchase up to 554,388 of its common shares, representing approximately 3% of the shares. Stantec had a total of 18,479,618 common shares outstanding as at May 15, 2004. The purchases may commence on June 1, 2004, and will terminate on May 31, 2005 or on such earlier date as Stantec may complete its purchases pursuant to the Notice of Intention. Stantec will make the purchases in accordance with the rules and policies of the exchange, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition. Stantec will make no purchases of common shares other than open-market purchases.

Due to the early termination, effective on May 31, 2004, of Stantec's current Normal Course Issuer Bid, which commenced on September 9, 2003 and was to have terminated on September 8, 2004, during the period from June 1, 2004 to September 8, 2004, Stantec will also be subject to the restrictions placed in respect of that bid. As a result, during this period, the number of Common Shares purchased in any 30 day period cannot aggregate more than 2% (366,874 Common Shares) of the number of Common Shares issued and outstanding as at August 31, 2003 and, in addition, the number of Common Shares purchased during the 12-month period from September 9, 2003 to September 8, 2004 cannot exceed more than 3% (550,311 Common Shares) of the number of Common Shares issued and outstanding as at August 31, 2003. As at August 31, 2003, there were a total of 18,343,684 Common Shares issued and outstanding.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, the Company believes at such times that its outstanding common shares represent an attractive investment and an appropriate and desirable use of its available funds. Stantec also believes that the purchase of its common shares may be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Any common shares purchased by Stantec will be cancelled.

As at May 15, 2004, pursuant to its normal course issuer bid in place since September 9, 2003, Stantec has purchased 42,600 common shares at an average price of $22.32 per share.

As noted above, Stantec's current Normal Course Issuer Bid, which was to have expired on September 8, 2004 has been terminated effective May 31, 2004.

STANTEC provides comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences project management, and project economics. The Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,000 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

CORPORATE CONTACT                          INVESTOR CONTACT
Tony Franceschini                          Don Wilson
President & CEO                            Vice President & CFO
Stantec Inc.                               Stantec Inc.
Tel: 780-917-7077                          Tel: 780-917-7269

                                                                    STANTEC.com

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                                  Schedule "B"

                                  STANTEC INC.

                               NOTICE OF INTENTION
                                    TO MAKE A
                            NORMAL COURSE ISSUER BID

      Stantec Inc. ("Stantec") intends to purchase through the facilities of the Toronto Stock Exchange ("TSX") certain of its outstanding common shares (the "Common Shares") as set out below.

1.    SHARES SOUGHT

      The number of Common Shares purchased in any 30-day period pursuant to this Notice shall not aggregate more than 2% (369,592 Common Shares) of the number of Common Shares issued and outstanding and during the 12-month period shall not exceed 554,388 Common Shares (3% of the outstanding shares) (of which a total of 18,479,618 Common Shares were outstanding as at May 15, 2004.

2.    DURATION

      Stantec may commence purchasing Common Shares pursuant to this Notice on June 1, 2004 and will terminate such purchases on the earlier of May 31, 2005 and the date on which the maximum number of Common Shares have been purchased pursuant to this Notice.

3.    METHOD OF ACQUISITION

      Stantec proposes to purchase for cancellation outstanding Common Shares which may be available for purchase through the facilities of the TSX. All purchases will be made in compliance with the by-laws, rules and policies of the TSX.

      Stantec will make no purchases of Common Shares other than open market purchases without the approval of the TSX. Stantec may commence purchases of Common Shares on June 1, 2004, but, in any event, purchases will be made at such times and in such numbers as determined by Stantec. The price which Stantec will pay for any Common Shares acquired by it will be the market price of the Common Shares at the time of acquisition. Stantec intends to finance the purchase price for the Common Shares purchased by it pursuant to this Notice from its working capital.

4.    CONSIDERATION OFFERED

      There are no restrictions on the consideration offered by Stantec under this normal course issuer bid and there are no other restrictions on the issuer bid.

5.    REASONS FOR THE NORMAL COURSE ISSUER BID

      Stantec believes that, at certain times, the market price of its Common Shares may not adequately reflect the value of its business and its future business prospects. As a result, Stantec believes that its outstanding Common Shares may, at such times, represent an attractive investment and an appropriate and desirable use of its available funds. The purchase of Common Shares may also be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of Common Shares issued in connection with acquisitions. The Common Shares will be purchased by Stantec for cancellation.

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                                      - 2 -

6.    VALUATION

      After reasonable inquiry, the directors and officers of Stantec have no knowledge of any appraisal or valuation regarding Stantec, its material assets or securities, prepared within the two years preceding the date of this Notice.

7.    PREVIOUS PURCHASES

      As at May 15, 2004, Stantec has purchased 42,600 Common Shares at an average price of $22.32 per share within the past 8.5 months pursuant to the normal course issuer bid in place from September 9, 2003 to September 8, 2004.

8.    PARTICIPATION BY INSIDERS, AFFILIATES AND ASSOCIATES

      To the knowledge of the directors and officers of Stantec, after reasonable enquiry, no director, senior officer, associate of a director or senior officer of Stantec, or any person holding 10% or more of the Common Shares of Stantec, or any person acting jointly or in concert with Stantec, intends to sell any Common Shares during the duration of this Notice. It is possible that sales of Common Shares by any of the foregoing persons or companies may occur during the duration of this Notice as circumstances or decisions of those persons or companies, unrelated to Stantec's purpose as stated in this Notice, determine.

9.    NO MATERIAL CHANGES

      There are no undisclosed material changes or plans or proposals for material changes in the affairs of Stantec.

10.   CERTIFICATE

      I, Jeffrey S. Lloyd, the Vice President and Secretary of Stantec, hereby certify, as a senior officer duly authorized by the board of directors of Stantec, that the foregoing Notice is complete and accurate and in compliance with Policy 6-501 of the TSX on Normal Course Issuer Bids and that the foregoing Notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

DATED at Edmonton, Alberta this 27th day of May, 2004.

                                                 /s/ JEFFREY S. LLOYD
                                                 ------------------------------
                                                 JEFFREY S. LLOYD